September 25, 2023

VIA EDGAR CORRESPONDENCE

Michael Rosenberg

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	ProShares Trust (the "Trust") (File Nos. 811-21114 and 333-89822)

Dear Mr. Rosenberg:

On July 24, 2023, the Trust filed with the Securities and Exchange Commission (the "Commission") Post-Effective Amendment Nos. 270 under the Securities Act of 1933, as amended (the "1933 Act") and Amendment No. 279 under the Investment Company Act of 1940, as amended (the "1940 Act") to the Trust's registration statement (collectively, the "Amendment"). The Amendment was filed to update the registration statement to reflect changes to the underlying benchmark indexes of certain funds, reflect proposed changes to the investment objective of ProShares Bitcoin Strategy ETF, and reflect certain other disclosure changes.

We received comments from you relating to the Amendment. For your convenience and reference, we have summarized the comments in this letter and provided the Trust's response below each such comment. The Trust will file Post-Effective Amendments to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the "B-Filing"). The B-Filing is being made for the purpose of incorporating modifications to the Funds' prospectus and statement of additional information in response to your comments on the Amendment as described in this letter and to make other minor and conforming changes. Capitalized terms not otherwise defined herein will have the same meaning as the Amendment.

Prospectus:

Investment Objective

1.Comment: Please disclose in bold after the investment objective that the fund does not seek to achieve its stated investment objective over a period of time greater than a single day.

Response: The Trust respectfully declines to include the requested disclosure in the "Investment Objective" section but notes that disclosure is included in the summary prospectus in the first paragraph of the section entitled "Important Information About the Fund" And will be bolded in the B-Filing. As an example, the summary prospectus for ProShares UltraPro QQQ ("TQQQ") states:

The Fund does not seek to achieve three times (3x) the daily performance of the Index (the "Daily Target") for any period other than a day.

Important Information About the Fund

2.Comment: Please disclose how a single day is measured for purposes of the fund's investment objective.

Response: The Trust respectfully declines to include the requested disclosure in the "Investment Objective" section as the disclosure is included in the summary prospectus under the section entitled "Principal Investment Strategies." As an example, the summary prospectus for TQQQ (which will be revised in the B-Filing as marked below to improve readability) reads:

ProShare Advisors uses a mathematical approach to investing in which it determines the type, quantity and mix of investment positions that it believes, in combination, the Fund should hold to produce daily returns consistent with the Daily Target. For these purposes a day is measured from the time of one net asset value ("NAV") calculation to the next. The Fund seeks to remain fully invested at all times in financial instruments that, in combination, provide leveraged exposure consistent with the investment objective, without regard to market conditions, trends or direction. ~~The Fund seeks investment results for a single day only, measured as the time the Fund calculates its NAV to the next time the Fund calculates its NAV, and not for any other period.~~

In addition, the Trust notes that the requested disclosure is also included in the section entitled "Investment Objectives, Principal Investment Strategies and Related Risks – Investment Objectives." As an example, the prospectus for TQQQ states:

The Funds do not seek to achieve their stated investment objectives over a period of time greater than a single day. A "single day" is measured from the time a Fund calculates its net asset value ("NAV") to the time of the Fund's next NAV calculation.

3.Comment: Please state that the returns over a period longer than a single day may not only be higher or lower than the daily target but may also differ in direction than the daily target.

Response: The Trust respectfully declines to include the requested disclosure in the "Important Information about the Fund" section, as the disclosure is included in the summary prospectus under the section entitled "Principal Risks – Holding Period Risk." As an example, the summary prospectus for TQQQ provides a chart illustrating that returns over a hypothetical longer period may differ in direction from the Daily Target (which will be revised in the B-Filing as marked below as requested by Comment 17).

The chart provides investors with a clear and understandable illustration of when they might expect longer-term returns that differ in direction from the Daily Target. For example, if over the course of one year index returns are 10 % while volatility is 50%, the chart indicates the Fund return may be expected to be approximately -37.1%.

In addition, the paragraph that follows the chart further explains important information illustrated by the chart. As an example, the summary prospectus for TQQQ (which will be revised in the B- Filing as marked below as requested by Comment 5) states:

As the table illustrates, your return will tend to be worse than the Daily Target when there are smaller Index gains or losses and higher Index volatility. During periods of higher Index volatility, the Index volatility may affect the Fund's return as much as or more than the return of the Index. Your return will tend to be better than the Daily Target when there are larger Index gains or losses and lower Index volatility. You may lose money when the Index return is flat (i.e., close to zero) and you may lose money when the Index rises.

The Trust believes this risk disclosure as revised explains the risk to investors using clear, concise and understandable language as requested by the Staff in the ADI 2019-08 – Improving Principal Risks Disclosure (the "ADI 2019-08") and as required by Rule 421 under the Securities Act of 1933 ("Rule 421"). Specifically, the Trust believes that the statement that "you may lose money with the Index rises" is a more clear and direct explanation of the risk than "returns...may differ in direction from the daily target."

To further highlight this issue, similar disclosure included in the section entitled "Investment Objectives, Principal Investment Strategies and Related Risks – Investment Objectives" will be revised to enhance investor understanding of this issue. As an example, the prospectus for TQQQ will be revised in the B-Filing as marked below to state:

For periods longer than a day, you will lose money if the Index's performance is flat. a~~nd i~~It is possible that you will lose money invested in a Short Fund even if the value of the Index falls during that period or money invested in an Ultra Fund even if the value of the Index rises during that period. Returns may move in the opposite direction of the Index during periods of higher Index volatility, low Index returns, or both. In addition, during periods of higher Index volatility, the Index volatility may affect your return as much or more than the return of the Index.

4.Comment: Please state that for periods longer than a single day, the fund will lose money if the index performance is flat, and it is possible that the fund will lose money even if the level of the index falls.

Response: The Trust respectfully declines to include the requested disclosure in the "Important Information about the Fund" section, as the disclosure is included in the summary prospectus under the section entitled "Principal Risks – Holding Period Risk." As an example, the summary prospectus for ProShares UltraPro Short QQQ ("SQQQ") states:

You may lose money when the Index return is flat (i.e., close to zero) and you may lose money when the Index falls.

5.Comment: Please disclose that longer holding periods, higher index volatility, and greater inverse exposure each exacerbate the impact of compounding on an investor's returns during periods of higher index volatility the volatility of the index may affect the fund's return as much as or more than the return of the index.

Response: The Trust believes the second paragraph in the new "Important Information About the Fund" discloses the impact of longer holding periods and higher index volatility on investor's returns. As an example, the summary prospectus for TQQQ states:

If you hold fund shares for any period other than a day, it is important for you to understand that over your holding period:

•Your return may be higher or lower than the Daily Target, and this difference may be significant.

•Factors that contribute to returns that are worse than the Daily Target include smaller Index gains or losses and higher Index volatility, as well as longer holding periods when these factors apply.

•Factors that contribute to returns that are better than the Daily Target include larger Index gains or losses and lower Index volatility, as well as longer holding periods when these factors apply.

•The more extreme these factors are, and the more they occur together, the more your return will tend to deviate from the Daily Target."

In addition, the section entitled "Principal Risks – Holding Period Risk" further discloses the impact of these factors and includes an example and a chart to clearly illustrate how holding periods and index volatility impact Fund returns. To further enhance this risk disclosure, the Trust will revise the "Principal Risks – Holding Period Risk" as noted above in the response to Comment 3 to explain when index volatility may impact an investor's returns as much or more than the return of the index.

The Trust respectfully declines to include disclosure that "greater inverse exposure"may exacerbate the impact of compounding on an investor's returns." The Trust believes this formulation is overly technical and repetitive of existing disclosure. The Trust notes that each Fund that provides leveraged (or inverse leveraged) exposure explains the impact of that leverage and provides an example in the section entitled "Principal Risks – Leverage Risk." As an example with respect to leveraged exposure, the summary prospectus for TQQQ (which will be revised in the B-Filing as marked below in response to Comment 6) states:

Leverage Risk — The Fund uses leverage and will lose more money when the value of the Index falls than a similar fund that does not use leverage. The use of leverage increases the risk of a total loss of your investment. If the Index approaches a 33% loss at any point in the day, you could lose your entire investment. As a result, an investment in the Fund may not be suitable for all investors. The use of leverage increases the volatility of your returns. The cost of obtaining this leverage will lower your returns.

The Trust believes these summary risk disclosures, as revised, explain the risks to investors using clear, concise and understandable language as requested by the Staff in the ADI 2019-08 and as required by Rule 421.

Finally, the Trust notes that similar disclosure also appears in the section entitled "Investment Objectives, Principal Investment Strategies and Related Risks – Investment Objectives." As an example, the prospectus for TQQQ (which will be revised in the B-Filing as marked below in response to Comments 3 & 6) states:

If you hold Fund shares for any period other than a day, it is important for you to understand the risks and long-term performance of a daily objective fund. You should know that over your holding period:

•Your return may be higher or lower than the Daily Target, and this difference may be significant.

•Factors that contribute to returns that are worse than the Daily Target include smaller Index gains or losses and higher Index volatility, as well as longer holding periods when these factors apply.

•Factors that contribute to returns that are better than the Daily Target include larger Index gains or losses and lower Index volatility, as well as longer holding periods when these factors apply.

•The more extreme these factors are, and the more they occur together, the more your return will tend to deviate from the Daily Target.

For periods longer than a day, you will lose money if the Index's performance is flat. a~~nd i~~It is possible that you will lose money invested in a Short Fund even if the value of the Index falls during that period or money invested in an Ultra Fund even if the value of the Index rises during that period. Returns may move in the opposite direction of the Index during periods of higher Index volatility, low Index returns, or both. In addition, during periods of higher Index volatility, the Index volatility may affect your return as much or more than the return of the Index.

6.Comment: Please disclose in bold that the fund presents different risks than other types of funds and that the fund may not be suitable for all investors and should be used only by knowledgeable investors who understand the consequences of seeking daily inverse investment results including the impact of compounding on fund performance. Investors in the fund should actively manage and monitor their investments as frequently as daily and an investor in the fund could potentially lose the full value of their investment within a single day.

Response: The Trust respectfully declines to include this disclosure in the "Important Information about the Fund" section. With respect to disclosure that the fund presents different risks than other types of funds and that investors may lose the full value of their investments within a single day, the Trust notes that the summary section for each Fund that provides leveraged exposure includes substantially similar disclosure in the section entitled "Principal Risks – Leverage Risk" as excerpted above in response to Comment 5. Similarly, each Fund that provides inverse exposure includes substantially similar disclosure in the section entitled "Principal Risk – Short or Inverse Investing Risk". As an example, the summary prospectus for ProShares Short QQQ which will be revised in the B-Filing as marked below in response to Comment 6) states:

Short or Inverse Investing Risk — You will lose money when the Index rises – a result that is the opposite from a traditional index fund. Obtaining inverse or "short" exposure may be considered an aggressive investment technique. The costs of obtaining this short exposure will lower your returns. If the level of the Index approaches a 100% increase at any point in the day, you could lose your entire investment. As a result, an investment in the Fund may not be suitable for all investors.

In addition, the section entitled "Investment Objectives, Principal Investment Strategies and Related Risks – Investment Objectives" provides similar disclosure. As an example, the prospectus for TQQQ states:

Investment in a Fund involves risks that are different from and additional to the risks of investments in other types of funds. An investor in a Fund could potentially lose the full value of their investment within a single day.

With respect to disclosure that the fund "should be used only by knowledgeable investors who understand the consequences of seeking daily inverse investment results including the impact of compounding on fund performance", the Trust believes this formulation is overly technical. The Trust believes that more concise and direct language (e.g., "it is important for you to understand") when paired with an explanation of the impact of long-term investing better conveys to investors the risks of investing in the Funds and the importance of understanding the consequences of long-term investing. To further enhance the summary disclosure, the Trust will revise the section entitled "Principal Risks – Holding Period Risk." As an example, the summary prospectus for TQQQ will be revised in the B-Filing as marked below:

The table illustrates the impact of Index volatility and Index return on Fund returns for a hypothetical one-year period. However, these effects will impact your return for any holding period other than a day. The longer you hold shares of the Fund, the more magnified these effects will be. As a result, you should consider monitoring your investments in the Fund in light of your individual investment goals and risk tolerances.

If you hold Fund shares for any period other than a day, it is important for you to understand the risks and long-term performance of a daily objective fund. For more information, including additional graphs and charts demonstrating the effects of the Index volatility and Index return on the long-term performance of the Fund, see "Understanding the Risks and Long-Term Performance of a Daily Objective Fund" in the Fund's Prospectus.

In addition, to further enhance the relevant disclosures, the Trust will revise the section entitled "Investment Objectives, Principal Investment Strategies and Related Risks – Investment Objectives" as noted in response to Comment 5.

With respect to disclosure that "investors in the fund should actively manage and monitor their investments as frequently as daily" the Trust respectfully declines to include this disclosure in the section entitled "Important Information about the Fund." The Trust will revise the "Principal Risks

– Holding Period Risk" to incorporate this concept as noted in the excerpt above.

The Trust believes the statement "the fund may not be suitable for all investors" is overly technical in nature, is true of every investment company, and may not be readily understood by investors. Whether an investment is "suitable" is a determination a broker-dealer is required to make in connection with recommending a security to a retail customer pursuant to FINRA Rule 2111. This legal requirement may not be readily understood by investors.

Moreover, the suitability requirement applies only to broker-dealers making recommendation to a retail customer. The Trust is not making a recommendation to investors, but rather offering a public security, nor is it required or able to make suitability determinations. There is no requirement under Form N-1A that registrants disclose that their funds "may not be suitable for all investors" and the Trust notes that such disclosure is applicable to every investment company, but is not found in the registration statements for the vast majority of other registered investment companies. As a result, the Trust is concerned that the inclusion of such a broad statement may potentially be misconstrued as a limit on investor choice or as being a feature unique to the Trust.

Given the existing disclosures describing the risks of an investment in the Fund, that disclosure regarding suitability is unlikely to be useful to investors, and the potential confusion it may cause, the Trust would prefer not to include such a statement. Nevertheless, the Trust will revise the "Principal Risks – Leverage Risk" for Funds seeking leveraged or inverse leveraged exposure and "Principal Risk – Short or Inverse Investing Risk" for Funds seeking short exposure to include the statement. The Trust believes including the statement in these risk sections will provide appropriate context for the statement and minimize the chance of investor confusion.

7.Comment: Please bold the last sentence of the first paragraph in this section (i.e., "The Fund does not seek to achieve the inverse (-1x) of the daily performance of the Index (the "Daily Target" for any period other than a day.")

Response: The Trust will revise the disclosure as requested in the B-Filing.

Investment Strategy

8.Comment: Where applicable for a Fund, please disclose the fund's 80% policy in the summary section of the prospectus.

Response: The Trust will revise the disclosure as requested in the B-Filing.

Fee Table

9.Comment: Please disclose the terms of the recoupment arrangement and confirm that the recoupment period starts on the date such amount was initially waived and/or reimbursed. In addition, fund should disclose that it may only make repayments to the Adviser if such repayment does not cause the fund's expense ratio (after the repayment is taken into account) to exceed both

(1)the expense cap in place at the time such amounts were waived; and (2) the fund's current expense cap.

Response: In regard to the first part of the comment, the Trust confirms the recoupment period starts the day such amount was initially waived and/or reimbursed. In regard to the second part of the comment, when the Advisor recoups payments previously made, the Trust includes a footnote to the fee table. As an example, footnote 1 to this table for ProShares UltraPro Short 20+ Year Treasury states:

(1)The "Recoupment" line shows gross recoupment payments made by the Fund during its most recent fiscal year. The recoupment shown did not cause the Fund's expenses to exceed any expense limitation in place at the time of recoupment or the time the recouped amounts were originally waived/reimbursed.

In addition, the Trust will revise the section entitled "Investment Advisor – Expense Limitations" in the Statement of Additional Information to include the following:

Amounts waived or reimbursed in a particular contractual period may be recouped by ProShare Advisors within five years of the end of that contractual period, however, such recoupment will be limited to the lesser of any expense limitation in place at the time of recoupment or the expense limitation in place at the time of waiver or reimbursement. The recoupment period begins on the date such amount was initially waived and/or reimbursed.

The Trust believes that including a further discussion of the limitations on recoupment in the fee table is overly technical and may inadvertently obscure the importance of key information like the term of expense limitation agreement and the possibility of recoupment. Consequently, the Trust has elected to reference these limitations generally in the footnotes to the fee tables (i.e., "Amounts waived or reimbursed"may be recouped"subject to certain limitations") for all funds and to include further discussion of these limitations only where the Advisor recouped amounts from the Fund during the prior fiscal year. The SAI disclosure will be revised in the B-Filing to ensure that the limitation on recoupment is provided for all Funds.

10.Comment: Although a fund is permitted to have a recoupment period longer than 3 years, it may not include the captions for fee waiver or expense reimbursement in the fee table unless the registrant confirms that it has conducted an FAS 5 analysis and recoupment is not probable. Please confirm supplementally if the registrant has conducted a FAS 5 analysis and please inform the staff if the fund's auditor has been provided with that analysis. Please confirm supplementally that recoupment is not probable.

Response: The Trust confirm that its auditor performs such an analysis as needed. The Trust confirms that recoupment is not probable.

Principal Investment Strategy

11.Comment: The below sentence was removed. Please add back to the disclosure:

"Daily rebalancing and the compounding of each days return over time means that the return of the fund for a period longer than a single day will be the result of each's days returns compounding over the period. This will very likely differ in amount and possibly even direction from the inverse of the return of the index of the same period. The fund will lose money if the index's performance is flat over time. The fund can lose money regardless of the performance of the index as a result of the daily rebalancing, the index's volatility, compounding of each days' return and other factors."

Response: The Trust respectfully declines to include the requested disclosure in the "Principal Investment Strategy" section, as the disclosure appears in other sections of the prospectus (see, for example, the disclosure excerpted in response to Comments 3-6).

12.Comment: Under the "Swap Agreement" disclosure, please disclose with whom the fund will enter into swaps and the typical length of such agreements.

Response: The Trust will revise the disclosure as requested. As an example, the summary prospectus for TQQQ will be revised in the B-Filing as marked below

Swap Agreements — Contracts entered into primarily with major global financial institutions for a specified period ranging from a day to more than one year. In a standard swap transaction, ~~where~~ two parties agree to exchange or "swap" payments based on the change in value of an underlying asset or benchmark. For example, ~~in a standard swap transaction~~ two parties agree to exchange the return (or differentials in rates of returns) earned or realized on a particular investment or instrument.

13.Comment: In the reverse repurchase agreement disclosure, please disclose that reverse repurchase agreements are a form of borrowing and that the fund may use the proceeds for investment purposes.

Response: Although ProShares Bitcoin Strategy ETF and ProShares Short Bitcoin Strategy ETF each currently discloses that it "seeks to engage in reverse repurchase agreements, a form of borrowing, and use the proceeds for investment purposes", the Trust will make the following revision:

Reverse Repurchase Agreements – The Fund seeks to engage in reverse repurchase agreements, a form of borrowing or leverage, and uses the proceeds to help achieve the Fund's exposure to futures contracts. ~~for investment purposes~~.

14.Comment: Please disclose whether the fund uses a replication strategy or representative sampling strategy and explain the nature of each.

Response: The Trust will revise the disclosure as requested in the B-Filing. For example, the summary prospectus for ProShares Metaverse ETF will be revised in the B-Filing as marked below:

ProShare Advisors uses a mathematical approach to investing in which it determines the type, quantity and mix of investment positions that it believes, in combination, the Fund should hold to produce returns consistent with its investment objective. The Fund seeks to remain fully invested at all times in financial instruments that, in combination, provide exposure consistent with the investment objective, without regard to market conditions, trends or direction.

The Fund will generally use a "replication strategy" to achieve its investment objective, meaning that it will invest in all of the component securities of the Index in approximately the same proportion as the Index. However, the Fund may also use a "representative sampling" strategy to invest in or gain exposure to only a representative sample of the securities in the Index or to securities not contained in the Index or in financial instruments, with the intent of obtaining exposure with aggregate characteristics similar to those of the Index. For example, the Fund may utilize a representative sampling strategy when the Advisor believes a replication strategy might be detrimental or disadvantageous to shareholders, such as when buying each security in an Index is impracticable or inefficient, or when there are practical difficulties or additional costs involved in replicating an Index. The Fund also may use representative sampling if the Advisor believes one or more securities in the Index becomes illiquid, unavailable or less liquid, or as a result of legal restrictions or limitations (such as tax diversification requirements) that apply to the Fund.

Principal Risks

15.Comment: In regard to risks associated with the use of derivatives, inasmuch as engaging in swap as a principal investment strategy, please disclose the risks associated with swaps including "that under the terms of the swap agreement, in certain circumstances a counterparty may immediately close out the transaction with the fund and that in that event the fund may be unable to enter into another swap agreement or invest in other derivatives to achieve the desired exposure consistent with the fund's investment objective. This, in turn, may prevent the fund from achieving its investment objectives even if the index reverses all or a portion of its intraday move by the end of the day. As a result, the value of an investment in the fund may change quickly and without warning. Any cost associated with using derivatives will have the affect of lowering returns."

Please also supplementally confirm that swaps will be marked-to-market daily and add appropriate disclosure to the fund's principal investment strategies.

Response: With respect to the discussion of swap counterparties, the Trust respectfully declines to include the requested disclosure in the section entitled "Principal Risks – Risks Associated with the use of Derivatives." The Trust notes that the referenced disclosure will be moved to the risk entitled "Principal Risks – Counterparty Risk" in the summary prospectus of funds that use swaps as part of their principal investment strategy. The Trust believes this placement helps further investors' understanding of the relevant risks. With respect to the costs of using derivatives, the Trust confirms that such disclosure is included as the last sentence in the risk entitled "Principal Risks – Risks Associated with the Use of Derivatives."

The Trust confirms that swaps will be marked-to-market daily pursuant to its Pricing and Valuation Guidelines. However, the Trust respectfully declines to include the valuation method for swaps in the summary prospectus as it believes that such disclosure is technical in nature and may not be readily understood by investors.

16.Comment: Please add a risk relating to repurchase agreements.

Response: The Trust will revise its disclosure in the B-Filing to include the following summary risk disclosure for all money market instruments including repurchase agreements.

Money Market Instruments Risk — Adverse economic, political or market events affecting issuers of money market instruments or defaults by counterparties may have a negative impact on the performance of the Fund.

17.Comment: In the table titled "Estimated Fund Returns", please state that if fund expense and/or actual borrowing or lending rates were reflected, the fund's performance would be different than shown.

Response: The Trust will revise the footnote to the referenced table to include the requested disclosure as marked in the excerpt provided in response to Comment 3.

18.Comment: In regard to the ProShares Short Dow30 (or other appliable funds), please disclose that as part of the fund's principal investment strategy, the fund may focus or concentrate in a particular industry, group of industries, country or region to approximately the same extent that the index is so concentrated or focused and disclose any such industries.

Response: The Trust respectfully declines to include the requested disclosure in the "Principal Investment Strategy" section, as the disclosure is included in the summary prospectus in the section entitled "Principal Risks – Industry Concentration Risk." The Trust is seeking to reduce duplicative disclosure in its summary prospectus (consistent with Rule 421) in order to improve the readability of the summary prospectus and believes this disclosure is more appropriately provided in the context of the Fund's principal risks.

19.Comment: In regard to the ProShares Ultra 7-10 Year Treasury ETF (and similar funds), please also disclose the fund uses leverage and is riskier than similarly benchmarked funds that do not use leverage.

Response: The Trust confirms the requested disclosure is included in the section entitled "Principal Risks – Leverage Risk" excerpted above in the response to Comment 6.

Statutory Prospectus

20.Comment: The 35d-1 / 80% paragraph does not specify which funds are subject to Rule 35d- 1. Please explain how an investor would know which fund is subject to the Rule.

Response: In response to Comment 8, the Trust has moved disclosures related to the Funds' investments from the statutory prospectus to the summary prospectus. In addition, the Trust will add a list in the Statement of Additional Information to indicate which funds have adopted a policy pursuant to Rule 35d-1.

21.Comment: The second paragraph under "Investment Advisor" states that the fee waiver will remain in place through September 30, 2023. Should this be 2024?

Response: The B-Filing will update the date to September 30, 2024.

22.Comment: In regard to Decline of the Retail Store ETF [EMTY], please explain why the following disclosure is included as it appears the Solactive Index has more than five years performance at this time.

Due to the Index's limited operating history, the S&P Retail Select Industry Total Return Index is used for comparative purposes. The S&P Retail Select Industry Total Return Index's annualized historical volatility rate for the five-year period ended May 31, 2023 was 30.15%. The S&P Retail Select Industry Total Return Index's highest May to May volatility rate during the five-year period was 38.84% (May 29, 2020). The Index's annualized total return performance for the period since the inception of the Index through May 31, 2023 was 10.32%. The S&P Retail Select Industry Total Return Index's annualized total return performance for the five-year period ended May 31, 2023 was 11.88%. Historical Index volatility and performance are not indications of what the Index volatility and performance will be in the future.

Response: The Trust has removed the references to the S&P Retail Select Industry Total Return Index. The disclosure will be revised as follows:

The Index's annualized historical volatility rate for the five-year period ended May 31, 2023 was 29.13%. The Index's highest May to May volatility rate during the five-year period was 26.46% (May 28, 2021). The Index's annualized total return performance for the five-year period ended May 31, 2023 was 6.92%.

Bitcoin ETFs

23.Comment: Please supplementally explain the basis for revising the investment objective, including an analysis that the fund tracks the returns of bitcoin rather than bitcoin futures. Further, please supplementally explain how the fund is determining the price of bitcoin and the returns of bitcoin.

Response: The Trust believes that the revised investment objective conveys in a more direct manner what the Fund seeks to achieve. While the current investment objective is accurate, it does not convey as clearly and directly that the Fund seeks investment results that correspond to bitcoin returns.

The Advisor has analyzed the returns of bitcoin and bitcoin futures and believes that bitcoin futures provide an effective proxy for a direct investment in bitcoin. As a theoretical matter in efficient markets, for a fully collateralized position in a financial futures contract, the return on the futures contract plus the interest earned on collateral should approximate the spot return of the underlying asset. If the return on the futures contract (plus interest earned on collateral) were to deviate materially from the spot return of the underlying asset, market participants would be expected to take advantage of the risk-free arbitrage opportunity and eliminate the price deviation.

The Advisor believes market data supports the conclusion that the futures market for bitcoin operates efficiently. The correlation between the daily bitcoin returns as measured by the Bloomberg Galaxy Bitcoin Index and daily bitcoin futures returns (in excess of the collateral rate1) as measured by the

1Bitcoin futures returns are inherently in excess of the collateral rate. As discussed above, theory suggests these returns should be approximately equal to the return on bitcoin in excess of the collateral rate.

front-month CME bitcoin futures contract for the period beginning December 18, 20172 through the most recent month end is 0.9858.3 To put that figure into context, over the same period the popular CME E-mini S&P 500 futures contract and the S&P 500 Index had a correlation of 0.9699.4

PERFORMANCE - Daily Excess Returns, Dec. 18, 2017 - Aug. 31, 2023

	Bitcoin Futures	Bitcoin
Annualized Average Return	26.69%	29.52%
Annualized Return	0.55%	5.16%
Annualized Volatility	72.27%	69.85%
Sharpe Ratio	0.0233	0.0266
Correlation	0.9858	-

As the table above illustrates, both bitcoin and bitcoin futures provide similar returns and experience similar levels of volatility. In addition, a regression analysis performed using this same data further supports the Advisor's conclusion that bitcoin futures are an effective proxy for a direct investment in bitcoin. The analysis demonstrates that 97% of the variability in bitcoin futures returns is explained by bitcoin returns and this result is statistically significant.5

SINGLE-FACTOR REGRESSION - Dec. 18, 2017 - Aug. 31, 2023

Bitcoin Futurest	= α + β(Bitcoint - 1M TBillt) + εt
Estimate
Intercept (α)	-0.0001
p-value	0.5015
Coefficient (β)	1.0200
p-value	0.0000
R-squared	97.18%

A similar analysis demonstrates that BITO's investment in bitcoin futures, including the investment of any collateral, provides investors with returns that correspond to bitcoin returns. The correlation between the daily bitcoin returns as measured by the Bloomberg Galaxy Bitcoin Index and the daily return on BITO for the period beginning October 18, 20216 through the most recent month end is 0.9931.7

2The commencement of trading on the Chicago Mercantile Exchange.

3Daily bitcoin returns calculated using Bloomberg Galaxy Bitcoin Index (source: Bloomberg). Daily bitcoin futures returns calculated using front-month CME bitcoin futures contracts daily settlement prices (source: Bloomberg). Futures contract exposure assume to roll at daily settlement on the day prior to expiration. Excess returns for a given day calculated as the return net of the prevailing 1-day rate on U.S. Treasury Bills (source: Bloomberg).

4Daily S&P 500 returns calculated using S&P 500 Index PR (source: Bloomberg). Daily S&P 500 futures returns calculated using front-month CME E-mini S&P 500 futures contracts daily settlement prices (source: Bloomberg). Futures contract exposure assume to roll at daily settlement on the day prior to expiration. Excess returns for a given day calculated as the return net of the prevailing 1-day rate on U.S. Treasury Bills (source: Bloomberg).

5The analysis presented illustrates the strength of this conclusion for the full history of bitcoin futures contracts including the period immediately following the listing of bitcoin futures contracts when the market for these contracts was still developing. A similar analysis from October 19, 2021 (the inception of BITO) through the most recent month end demonstrates a correlation of 0.9933 and an R-squared of 98.67%

6The inception of the BITO.

7Daily BITO returns calculated using NAV on a total return basis and gross of fee expenses (Source: Morningstar).

PERFORMANCE - Daily Excess Returns, Oct. 19, 2021 - Aug. 31, 2023

	BITO	Bitcoin
Annualized Average Return	-32.17%	-31.30%
Annualized Return	-40.13%	-38.33%
Annualized Volatility	61.74%	58.30%
Sharpe Ratio	-0.0328	-0.0338
Correlation	0.9931	-

As the table above illustrates, both bitcoin and BITO provide similar returns and experience similar levels of volatility. In addition, a regression analysis performed using this same data further supports the Advisor's conclusion that BITO is an effective proxy for a direct investment in bitcoin. The analysis demonstrates that 99% of the variability in BITO returns is explained by bitcoin returns and this result is statistically significant.

SINGLE-FACTOR REGRESSION - Oct. 19, 2021 - Aug. 31, 2023

BITOt = α + β(Bitcoint - 1M TBillt) + εt

Estimate
Intercept (α)	0.0000
p-value	0.8885
Coefficient (β)	1.0516
p-value	0.0000
R-squared	98.63%

As this analysis demonstrates, BITO's returns have closely corresponded to bitcoin returns since the Fund's inception and based on the theoretical analysis provided above, BITO should be expected to continue to provide returns that correspond to bitcoin returns going forward.

The Fund would measure the price of bitcoin and bitcoin returns based on the Bloomberg Galaxy Bitcoin Index which serves as the Fund's performance benchmark for purposes of Item 4(b)(2)(iii) of Form N-1A and as its designated index for purposes of compliance with the relative VaR test in Rule 18f-4.

24.Comment: Under the investment objective, please add in bold that the fund does not invest directly in bitcoin.

Response: The Trust will revise the disclosure as requested in the B-Filing.

25.Comment: In the principal investment strategy in the "bitcoin futures contracts" bullet, please state that standardized cash settled bitcoin futures contracts are traded on commodity exchanges registered with the CME.

Response: The Trust will revise the disclosure as marked below in the B-Filing.

Bitcoin Futures Contracts – Standardized, cash-settled bitcoin futures contracts traded on commodity exchanges registered with the Commodity Futures Trading Commission ("CFTC")".

26.Comment: Under principal investment risks, please reinsert the bolded paragraph that was previously included:

Bitcoin and bitcoin futures are relatively new investments. They are subject to unique and substantial risks, and historically, have been subject to significant price volatility. The value of an investment in the Fund could decline significantly and without warning, including to zero. You may lose the full value of your investment within a single day. If you are not prepared to accept significant and unexpected changes in the value of the Fund and the possibility that you could lose your entire investment in the Fund you should not invest in the Fund. The performance of bitcoin futures contracts and therefore the performance of the Fund may differ significantly from the performance of bitcoin.

Response: The Trust respectfully declines to re-insert the requested disclosure as it is included elsewhere in the summary prospectus and the Trust is seeking to reduce duplicative disclosure in its summary prospectus in order to improve the readability of the summary prospectus. The Trust notes that the much of the requested disclosure is included in "Bitcoin Market Volatility Risk:"

Bitcoin Market Volatility Risk – The prices of bitcoin and bitcoin futures have historically been highly volatile. The value of the Fund's investments in bitcoin futures – and therefore the value of an investment in the Fund – could decline significantly and without warning, including to zero. If you are not prepared to accept significant and unexpected changes in the value of the Fund and the possibility that you could lose your entire investment in the Fund you should not invest in the Fund.

Other components of the requested disclosure are included in "Investment Strategy Risk" (which will be revised as marked below in part to reflect the response to Comment 27).

Investment Strategy Risk – The Fund seeks to provide investment results that correspond to the performance of bitcoin by primarily investing in bitcoin futures contracts. ~~invests in bitcoin futures contracts and other instruments that provide exposure to bitcoin futures.~~ The Fund does not invest directly in or hold bitcoin. Investors seeking a direct investment in bitcoin should consider an investment other than the Fund. While the performance of bitcoin futures contracts, in general, has historically been highly correlated to the performance of "spot" bitcoin, there can be no guarantee that this will continue. "Spot" bitcoin refers to bitcoin that can be purchased immediately.~~The price of bitcoin futures should be expected to differ from the current cash price of bitcoin, which is sometimes referred to as the "spot" price of bitcoin. Consequently, t~~The performance of the Fund should not be expected to match the performance of ~~to perform differently from the~~ spot

~~price of~~ bitcoin. [italicized language in bold]

27.Comment: In principal investment strategies, please disclose in bold that the fund does not invest in or seek direct exposure to the current spot or cash price of bitcoin and that investors seeking direct exposure to the price of bitcoin should consider an investment other than the fund.

Response: The Trust will revise the disclosure as marked below in the B-Filing.

The Fund seeks to achieve its investment objective primarily through managed exposure to bitcoin futures contracts. In this manner, the Fund seeks to provide ~~returns~~ investment results that correspond to the performance of bitcoin ~~returns, although it does not invest directly in bitcoin.~~

The Fund does not invest directly in bitcoin. Investors seeking a direct investment in bitcoin should consider an investment other than the Fund.

[italicized language in bold]

28.Comment: In "Subsidiary Investment Risk", please state that the fund complies with the provisions of the 1940 Act governing investment policies, capital structure, and leverage on an aggregate basis with the subsidiary.

Response: The Trust respectfully declines to include the requested disclosure in the summary section. The Trust removed disclosure it believes is technical in nature and may not be readily understood by investors. The Trust notes that the disclosure is included in the statutory prospectus in the section entitled "Additional Information Regarding Principal Risks:"

Subsidiary Investment Risk — Changes in the laws of the United States and/or the Cayman Islands, under which the Fund and the Subsidiary are organized, respectively, could result in the inability of a Fund to operate as intended and could negatively affect the Fund and its shareholders. Each Fund complies with the provisions of the 1940 Act governing investment policies, capital structure, and leverage on an aggregate basis with the Subsidiary.

29.Comment: In "Counterparty Risk", please include the full discussion of counterparty risk that was removed for this Amendment or explain to the Staff why those factors are no longer relevant risks.

Response: The Trust confirms that the full discussion of counterparty risk is included in the section entitled "Investment Objectives, Principal Investment Strategy and Related Risks." A "clear and concise summary" of the counterparty risk is included in the summary prospectus for each fund exposed to counterparty risk as a principal risk as requested by the Staff in the ADI 2019-08 and as required by Rule 421 and relevant Form N-1A instructions.

30.Comment: In "Early Close / Late Close / Trading Halt Risk", please disclose or explain why this risk is no longer a principal risk.

Please disclose that the ability to trade bitcoin futures contracts may be restricted which may disrupt the fund's creation and redemption process potentially affecting the price at which fund shares trade in the secondary market, resulting in the fund being unable to trade bitcoin futures contracts at all, and / or cause significant deviation in the performance of bitcoin futures contracts from spot bitcoin. Or, alternatively, explain why these are no longer principal risks.

Response: The Trust confirms that Early Close/Late Close/Trading Halt Risk is a principal risk for each Fund. A summary of this risk is included in the summary prospectus of each Fund. A more detailed discussion of this risk will be added to the section entitled "Additional Information Regarding Principal Risks" as follows:

ProShares Bitcoin Strategy ETF and ProShares Short Bitcoin Strategy ETF

Early Close/Late Close/Trading Halt Risk — An exchange or market may close early, close late or issue trading halts on bitcoin futures contracts. As a result, the ability to trade bitcoin futures contracts may be restricted, which may disrupt a Fund's creation and redemption process, potentially affect the price at which a Fund's shares trade in the secondary market, result in a Fund being unable to trade bitcoin futures contracts at all, and/or cause significant deviations in the performance of bitcoin futures contracts from spot bitcoin. In these circumstances, the Fund may be unable to rebalance its portfolio, may be unable to accurately price its investments and/or may incur substantial trading losses. If trading in the Fund's shares are halted, investors may be temporarily unable to trade shares of the Fund.

All Other Funds

Early Close/Late Close/Trading Halt Risk — An exchange or market may close early, close late or issue trading halts on specific securities or financial instruments. As a result, the ability to trade certain securities or financial instruments may be restricted, which may disrupt a Fund's creation and redemption process, potentially affect the price at which a Fund's shares trade in the secondary market, and/or result in a Fund being unable to trade certain securities or financial instruments at all. In these circumstances, the Fund may be unable to rebalance its portfolio, may be unable to accurately price its investments and/or may incur substantial trading losses. If trading in the Fund's shares are halted, investors may be temporarily unable to trade shares of the Fund.

31.Comment: In "Non-Diversification Risk," please state that the fund is classified as non- diversified under the 1940 Act.

Response: The Trust respectfully declines to include the requested disclosure in the summary section. The Trust removed the referenced disclosure because it believes is technical in nature and may not be readily understood by investors. The Trust believes that it complies with Item 4(b)(1)(iv) of Form N-1A by including the "Non-Diversification Risk" which indicates that the Fund is non- diversified and describes how the Fund's classification as non-diversified may impact investors. In addition, the Trust notes that the diversification status is disclosed in the Statement of Additional Information in the section entitled "Investment Policies, Techniques and Related Risks – Non- Diversified Status":

Each Fund, except for the Diversified Funds, is a "non-diversified" series of the Trust. A Fund's classification as a "non-diversified" investment company means that the proportion of the Fund's assets that may be invested in the securities of a single issuer is not limited by the 1940 Act. Notwithstanding each Fund's status as a "non-diversified" investment company under the 1940 Act, each Fund intends to qualify as a RIC accorded special tax treatment under the Code, which imposes its own diversification requirements that are less restrictive than the requirements applicable to the "diversified" investment companies under the 1940 Act. A Fund's ability to pursue its investment strategy may be limited by that Fund's intention to qualify as a RIC and its strategy may bear adversely on its ability to so qualify. For more details, see "Taxation" below. With respect to a "non-diversified" Fund, a relatively high percentage of such a Fund's assets may be invested in the securities of a limited number of issuers, primarily within the same economic sector. That Fund's portfolio securities, therefore, may be more susceptible to any single economic, political, or regulatory occurrence than the portfolio securities of a more diversified investment company.

32.Comment: Please explain why tax risk and valuation risk are no longer considered by the fund to be principal risks.

Response: In connection with Staff comments on the Trust's launch of the ProShares Nasdaq- 100 Dorsey Wright Momentum ETF (Comment #6 / May 2021), the Staff asked the Trust to consider if such risks should be considered "principal risks." The Trust determined at that time to keep those risks as principal but to consider and review them further as part of a future annual update. The Trust conducted such a review and, based on the Advisor's evaluation of the nature, probability, and magnitude of the risks, determined that the risks are not principal risks and, as such, has moved them from the summary prospectus to the statutory portion of the prospectus.

33.Comment: In regard to the Short Bitcoin Strategy ETF, under "important information about the fund," please state that the fund does not invest directly in bitcoin nor does it directly short bitcoin instead it seeks to benefit from decreases in the price of bitcoin futures contracts.

Response: The Trust respectfully declines to include the requested disclosure in the "Important Information About the Fund" section, but will include similar disclosure in the preceding section entitled "Investment Objective".

ProShares Short Bitcoin Strategy ETF (the "Fund") seeks daily investment results, before fees and expenses, that correspond to the inverse (-1x) of the daily performance of the S&P CME Bitcoin Futures Index (the "Index"). The Fund does not directly short bitcoin. Instead the Fund seeks to benefit from decreases in the price of bitcoin. [italicized language in bold]

34.Comment: Please supplementally describe the circumstances under which the price of bitcoin futures would significantly differ from the spot price of bitcoin. Please specifically explain which of these factors contributed to the difference in annualized returns, and the extent to which the factors contributed to the difference (e.g., X% of the difference was attributable to roll costs of the futures).

Response: The price of a bitcoin futures contract may significantly differ from the spot price of bitcoin for several reasons. First, factors impacting the cost and availability of bitcoin futures contracts may decrease the correlation between the performance of bitcoin futures and spot bitcoin. As discussed in the Bitcoin Futures Risk in the current draft summary prospectus:

The performance of bitcoin futures contracts, in general, has historically been highly correlated to the performance of bitcoin. However, there can be no guarantee this will continue. Transaction costs (including the costs associated with futures investing), position limits, the availability of counterparties and other factors may impact the cost of bitcoin futures contracts and decrease the correlation between the performance of bitcoin futures contracts and bitcoin, over short or even long-term periods.

The expiration date of a bitcoin futures contract may also impact whether its performance is highly correlated with the performance of spot bitcoin. As further discussed in the Bitcoin Futures Risk in the current draft summary prospectus:

[T]he performance of back-month futures contracts is likely to differ more significantly from the performance of the spot prices of bitcoin. To the extent the Fund is invested in back-month bitcoin future contracts, the performance of the Fund should be expected to deviate more significantly from the performance of bitcoin.

Additionally, illiquidity in the futures market can cause the performance of bitcoin futures to deviate from the performance of spot bitcoin. As discussed in Liquidity Risk in the current draft summary prospectus:

Liquidity Risk – The market for the bitcoin futures contracts is still developing and may be subject to periods of illiquidity. During such times it may be difficult or impossible to buy or sell a position at the desired price. Market disruptions or volatility can also make it difficult to find a counterparty willing to transact at a reasonable price and sufficient size. Illiquid markets may cause losses, which could be significant. The large size of the positions which the Fund may acquire increases the risk of illiquidity, may make its positions more difficult to liquidate, and may increase the losses incurred while trying to do so. Such large positions also may impact the price of bitcoin futures, which could decrease the correlation between the performance of bitcoin futures and spot bitcoin.

Finally, contango or backwardation in the market for bitcoin futures contracts may decrease the correlation between the performance of bitcoin futures and the performance of "spot" bitcoin. As discussed in the Cost of Futures Investment Risk in the current draft summary prospectus:

Cost of Futures Investment Risk – As discussed above, when a bitcoin futures contract is nearing expiration, the Fund will "roll" the futures contract, which means it will generally sell such contract and use the proceeds to buy a bitcoin futures contract with a later expiration date. When rolling futures contracts that are in contango, the Fund would sell a lower priced, expiring contract and purchase a higher priced, longer-dated contract. The price difference between the expiring contract and longer-dated contract associated with rolling bitcoin futures is typically substantially higher than the price difference associated with rolling other futures contracts. Bitcoin futures have historically experienced extended periods of contango. Contango in the bitcoin futures market may have a significant adverse impact on the performance of the Fund and may cause bitcoin futures and the Fund to underperform spot bitcoin. Both contango and backwardation would reduce the Fund's correlation to spot bitcoin and may limit or prevent the Fund from achieving its investment objective. The impact of both contango and backwardation may also be greater to the extent the Fund invests in back-month futures contracts.

Any of these factors may contribute to the differences between the annualized average returns for bitcoin futures and bitcoin that are illustrated in the tables provided in response to Comment 23. The Advisor has analyzed the differences in returns and notes that the factors that contributed to these differences varied depending on the time period examined. The differences were larger during the period after the initial listing of the futures contracts but improved considerably as the market matured and developed.

As noted in footnote 5 above, in the period following the initial listing of bitcoin futures on the CME, the market for bitcoin futures was in an initial stage of development and maturation. The differences observed for that period were, in the Advisor's view, primarily the result of developments in a still- maturing market – including extended periods of contango, which resulted in noticeable roll costs, that in turn were likely driven or exacerbated by high margin requirements, low position limits, and a limited number of counterparties. For example, during the period following the listing of bitcoin futures through October 18, 20218, using attribution analysis based on the regression estimates provided in response to Comment 23, the Advisor estimates that these factors reduced the return of

8The inception date of BITO.

bitcoin futures by approximately 5.38%,9 on an annualized average basis. The Adviser estimates that an additional factor contributing positively to the variance is the average annualized collateral rate, which for this period was 1.12%.

Following that initial period, the difference between the annualized returns for bitcoin futures and bitcoin narrowed considerably. As an example, for the period from October 19, 2021 through August 31, 2023, the annualized average return for bitcoin futures was -30.25% while the annualized average return for bitcoin was -31.30%.10

Using attribution analysis based on the regression estimates above, the Advisor estimates that roll costs increased the return of bitcoin futures by approximately 2.62%, on an annualized average basis ("roll yield") during this period. The extended period of backwardation observed during this period supports this analysis. The Adviser estimates that an additional factor contributing positively to the variance is the average annualized rate of interest earned on collateral for this period was 2.53%.

35.Comment: Please provide examples of managed futures products that seek to track the return of the spot instrument underlying the futures contract.

Response: The Trust notes that the universe of managed futures products that are also registered investment companies is relatively small; however, the Trust has identified the following examples:

•The Gold Bullion Strategy Fund "seeks returns that reflect the performance of the price of Gold bullion". While Gold Bullion Strategy Fund may invest in futures, ETNs, ETFs, and other instruments, the Trust notes that as of June 30, 2023 it obtained substantially all of its exposure to the price of Gold bullion by investing in COMEX Gold 100 Troy Ounces Futures.

9Daily bitcoin returns calculated using Bloomberg Galaxy Bitcoin Index (source: Bloomberg). Daily bitcoin futures returns calculated using front-month CME bitcoin futures contracts daily settlement prices (source: Bloomberg). Futures contract exposure assume to roll at daily settlement on the day prior to expiration. Excess returns for a given day calculated as the return net of the prevailing 1-day rate on U.S. Treasury Bills (source: Bloomberg).

10Daily bitcoin returns calculated using Bloomberg Galaxy Bitcoin Index (source: Bloomberg). Daily bitcoin futures returns calculated using front-month CME bitcoin futures contracts daily settlement prices (source: Bloomberg). Futures contract exposure assume to roll at daily settlement on the day prior to expiration. Excess returns for a given day calculated as the return net of the prevailing 1-day rate on U.S. Treasury Bills (source: Bloomberg).

•The Fidelity Series Commodity Strategy Fund "seeks to provide investment returns that correspond to the performance of the commodities market." As of July 31, 2023, the Fund obtained substantially all of its exposure to commodities by investing in commodity futures contracts and in swap agreements that use a commodity futures index as the reference rate.

•The Vanguard Commodity Strategy Fund "seeks to provide broad commodities exposure and capital appreciation." As of April 30, 2023, the Fund obtained a substantial proportion of its exposure to commodities by investing in swap agreements that use a commodity futures index as the reference rate.

The Trust notes futures are broadly used by sponsors in the ETF industry to track an underlying index. As an example, iShares Core S&P 500 ETF, the second largest ETF in the industry, "seeks to track the investment results of an index composed of large-capitalization U.S. equities." Its summary prospectus states that the Fund "may invest up to 20% of its assets in certain futures"which BFA believes will help the Fund track the Underlying Index." As of March 31, 2023, iShares Core S&P 500 ETF had approximately $779 million in notional exposure to S&P 500 E- Mini Index futures contracts.

* * * * *

We hope that these responses adequately address your comments. If you or any other SEC staff member should have any further comments or questions regarding this filing, please contact me at (240) 497-6400. Thank you for your time and attention to this filing.

Very truly yours,

/s/ Kristen Freeman

ProShare Advisors LLC

Senior Director, Counsel